Exhibit 99.1

IAMGOLD Shareholders Re-Elect Board of Directors

TORONTO, May 8, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual meeting of shareholders on May 8, 2018, has resulted in the election of all the directors listed as nominees in management's information circular dated March 28, 2018.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	282,530,711	98.92	3,080,000	1.08
Donald K. Charter	269,077,644	94.21	16,533,067	5.79
Richard J. Hall	283,291,515	99.19	2,319,196	0.81
Stephen J. J. Letwin	275,032,526	96.30	10,578,185	3.70
Mahendra Naik	262,194,003	91.80	23,416,708	8.20
Timothy R. Snider	280,702,106	98.28	4,908,605	1.72
Sybil E. Veenman	282,287,109	98.84	3,323,602	1.16

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

View original content:http://www.prnewswire.com/news-releases/iamgold-shareholders-re-elect-board-of-directors-300645060.html

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2018/08/c3950.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 20:27e 08-MAY-18